Mail Stop 3561

      							July 13, 2005


Via U.S. Mail and Fax (212-450-3519)

Mr. Jose Fermin Alvarez
Chief Financial Officer
Telefonica Del Peru S.A.A.
Avenida Arequipa 1155
Santa Beatriz
Lima, Peru

	Re:	Telefonica Del Peru S.A.A.
      Form 20-F for the Year Ended December 31, 2004
		File No. 001-14404

Dear Mr. Alvarez:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Year Ended December 31, 2004
Financial Statements and Notes

Note 4. Significant Accounting Policies and Practices

(n) Revenues, costs and expenses recognition
1. Please disclose and explain to us your Peruvian GAAP revenue recognition policies for products and services offered by your business communications and cable television businesses.

Note 11. Other Accounts Receivable, Net, page F-25

2. It appears from the disclosure in Note 11(a), that for Peruvian GAAP purposes, you have recognized receivables representing claims for the return of funds illegally seized by various municipalities in
Lima and provinces. Please disclose the facts and circumstances of these seizures and advise us. Also, explain to us how you have accounted for the seizures and your basis for this accounting under
US GAAP. If you did not recognize a charge to earnings when funds were disbursed you should explain why and how this accounting complies fully with the guidance in SFAS No. 5. Since apparently the return of the seized assets is contingent upon the seizures being declared illegal, we question your basis for recognizing a receivable under US GAAP. Please note, for US GAAP purposes, contingencies that may result in gains should not be reflected in the financial statements. Please revise your US GAAP financial information accordingly or advise us. In your response to this comment please tell us if these receivables represent legally enforceable claims for payment as of the balance sheet date.

Note 14. Property, Plant and Equipment, Net, page F-30

(d) Impairment Loss

3. Please disclose your US GAAP policies for recognizing and measuring impairments in the value of long-lived assets. It appears, from your disclosure in Note 14 (d), under Peruvian GAAP you recognize a valuation allowance (S/.79,192,000 as of December 31, 2004). Under US GAAP you should record an impairment loss as a reduction in the cost basis of the impaired asset. Refer to paragraph 15 of SFAS No. 144.
Note 22.Transaction with Related Parties, page F-39
4. With a view towards expanding your policy disclosure, please explain to us your accounting policy for shared service centre expenses under Peruvian GAAP. If your Peruvian GAAP accounting policies for these expenses differs from what is required under US GAAP, please tell us how and where you have reflected the difference in the US GAAP financial information in Note 35. Refer to SAB Topic
1B. Also, clarify for readers why the amounts reported for 2003 and
2004 in this Note are not the same as the amounts shown on the face of the financial statements.

Note 29. Other Income (Expenses), Net, page F-50

5. The nature of the other expenses reported in the line item
"provisions and prior years` expenses" and your basis for your accounting is unclear, please advise us and clarify your disclosures.

Note 34. Contingencies, pages F-58 - F-59

6. We note the contingency disclosure provided in Note 34. For US GAAP reporting purposes please provide all of the disclosures required by SFAS No. 5. With respect to the contingencies disclosed in Note 34(a), please quantify the total amount of taxes that the taxing authorities claim the company owes, the amount of reasonably possible unasserted claims, and the total amount accrued by the company under US GAAP. You should also disclose the amount of reasonably possible loss in excess of the amount accrued. In this regard, we note you did not quantify in paragraphs (a)(iii) and
(a)(iv) of Note 34 the amounts claimed to be owed by the Company and you did not address the possibility of owing additional taxes for years subsequent to 2000. With respect to the contingencies disclosed in Note 34(b), you should provide separate, comprehensive disclosure for each significant contingency. In addition, for all contingencies, the disclosed amounts of your US GAAP loss accruals should be on a gross basis, before adjustments to recognize the present value of the disbursements. Also, please disclose the timing of the expect disbursements.

7. Please explain to us in detail your US GAAP accounting for the contingent tax liabilities and how you applied the guidance in SFAS
No. 5 and FIN 14 when estimating and accruing the contingent tax liability. In this regard, we note in Note 4(m) under Peruvian GAAP
"[a] provision is recognized only when ... amount is able to be determined." Recording an accrual only when you are able to determine a specific amount appears to a higher standard than the US
GAAP requirement to accrue the most likely loss amount within the range of reasonably possible amounts. We refer you to the guidance in paragraphs 2 and 3 of FIN 14.

8. We note in Note 34(a) management`s separate representations concerning the significance of each tax assessment. Since the tax claims seem to be similar in nature, please disclose management`s assessment of materiality of the tax liabilities in their totality in your US GAAP contingent liability disclosures. In addition, your materiality assessment should separately address the potential impact of the taxes on both the Company`s financial position and future results of operations.

Note 35. Summary of Differences Between Accounting Principles
Generally Accepted in Peru (Peruvian GAAP) and Accounting
Principles
in the United States (U.S. GAAP), pages F-59 - F-73

9. It appears, from the disclosure on page F-62, that the U.S. GAAP balance sheet amounts have been restated. If so, disclose in detail the nature of the restatement and its impact on previously reported amounts, and advise us. Refer to the disclosure guidance in FASB No.
154 and explain to us your consideration of this literature.

(b) Revenue Recognition, page F-66

10. We note on page F-18 that, under Peruvian GAAP, revenues and costs from telephone line installation are recognized at the time the related contracts are signed. It is unclear if you address your accounting for this service in your US GAAP reconciliation since in the disclosure in Note 35(b) you disclose that under Peruvian GAAP installation fees and related costs are recognized when installation is made. Please expand your US GAAP revenue recognition policy disclosure to clearly address your treatment of this difference in accounting and to explain your US GAAP policy.

*    *    *    *
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Jose Fermin Alvarez
Telefonica Del Peru S.A.A.
July 13, 2005
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